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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47755

FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFH Financial Consortium, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8515 Bluffton Road
(No. and Street)

Fort Wayne	Indiana	46809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Ash — (260) 747-0447
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

202 West Berry Street, Suite 500	Fort Wayne	Indiana	46802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Ash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFH Financial Consortium, Inc., as of December 31, XXX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President and CEO
Title

Notary Public

RITA K. SNYDER
Notary Public, State of Indiana
County of Allen
My Commission Expires Jun 26, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFH Financial Consortium, Inc.

Accountants' Report and Financial Statements

December 31, 2001



LLP 202 W. Berry Street Suite 500 Fort Wayne, IN 46802-2272 219 460-4000 Fax 219 426-2235 bkd.com

The united strength of Olive & Baird, Kurtz & Dobson

Independent Accountants' Report

To the Stockholders
AFH Financial Consortium, Inc.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of AFH Financial Consortium, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of AFH Financial Consortium, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

January 16, 2002

AFH Financial Consortium, Inc.

Statement of Financial Condition
December 31, 2001

	2001	
Assets		
Cash	$ 2,053	
Accounts receivable, trade	5,500	
Accounts receivable, related party	12,906	
Commissions receivable	55,313	
Other receivable	8,334	
Property and equipment, net	3,279	
Goodwill	4,200,586	
		$ 4,287,971
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 5,015	
Federal income tax payable	6,000	
State income tax payable	1,000	
Deferred federal income taxes	23,701	
		$ 35,716
Stockholders' equity		
Common stock, no par value		
Authorized, 1,000 shares		
Issued and outstanding, 75 shares	4,213,045	
Retained earnings	39,210	
		4,252,255
		$ 4,287,971

AFH Financial Consortium, Inc.

Statement of Operations
Year Ended December 31, 2001

		2001
Revenue		
Sales commissions	$ 1,032,357	
Bonuses	236,534	
Other income	532	
Total revenue		$ 1,269,423
Expenses		
Commission expense	361,090	
Administrative	228,502	
Legal and professional	60,112	
Travel	1,339	
Office rent	19,200	
Licenses and permits	18,485	
Equipment rental	3,770	
Telephone	2,734	
Depreciation	900	
Maintenance	334	
		696,466
Income Before Income Taxes		572,957
Income Tax Expense		30,701
Net Income		$ 542,256

AFH Financial Consortium, Inc.

Statement of Stockholders' Equity
Year Ended December 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2001	75	$ 3,000	$ 192,934	$ 195,934
Net income			542,256	542,256
Adjustment due to purchase by Clarica (see Note 6)		4,210,045	(9,459)	4,200,586
Dividends			(686,521)	(686,521)
Balances, December 31, 2001	75	$ 4,213,045	$ 39,210	$ 4,252,255

AFH Financial Consortium, Inc.

Statement of Cash Flows
Year Ended December 31, 2001

	2001	
Operating Activities		
Net income	$ 542,256	
Items not requiring cash		
Depreciation	900	
Deferred income taxes	23,701	
Changes in assets and liabilities		
Accounts receivable, trade	(5,500)	
Accounts receivable, related party	(12,906)	
Commissions receivable	92,993	
Other receivable	4,595	
Accounts payable	(25,723)	
Current income taxes	7,000	
Net cash provided by operating activities		$ 627,316
Financing Activity, dividends paid to stockholders		(686,521)
Decrease in Cash		(59,205)
Cash, Beginning of Year		61,258
Cash, End of Year		$ 2,053

AFH Financial Consortium, Inc.

Notes to Financial Statements
December 31, 2001

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

AFH Financial Consortium, Inc. (Company) was organized and incorporated on May 4, 1992 in the state of Indiana. The Company is engaged in the business of wholesaling variable annuity and variable universal life insurance polices in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line basis over the estimated useful lives of the assets.

Income Taxes

For the period from January 1 to October 18, 2001, federal income taxes have not been provided because the stockholders elected to be treated as a S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on sale of any of its assets.

Effective October 19, 2001 the Company terminated its S Corporation election. In accordance with SFAS 109, deferred taxes have been recognized for temporary differences that existed as of December 31, 2001.

Revenue

Commissions are recognized when the applicable transaction is completed.

AFH Financial Consortium, Inc.

Notes to Financial Statements
December 31, 2001

Note 2: Property and Equipment

Property and equipment consist of the following:

	2001
Machinery and equipment	$ 14,745
Accumulated depreciation	(11,466)
	$ 3,279

Note 3: Income Taxes

The provision for income taxes includes these components:

	2001
Taxes currently payable	$ 7,000
Deferred income taxes	23,701
	$ 30,701

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2001
Deferred tax liabilities	
Intangible assets	$ 23,701

The difference in income tax expense calculated using effective rates versus the federal statutory rate is mainly due to the Company being an S Corporation for income tax purposes for a majority of the year. See Note 6 for the details.

Clarica Life Insurance Company (Parent) has allocated income taxes and deferred income taxes to the Company based on its share of earnings from the date of purchase as described further in Note 6.

AFH Financial Consortium, Inc.

Notes to Financial Statements
December 31, 2001

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net a capital deficiency of $(15,850), which was $20,850 below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was (.76) to 1.

Note 5: Related Party Transactions

The Company received $309,180 from Ash Brokerage (related party) which is included in sales commissions in 2001. The Company paid $175,511 in 2001 to Ash Brokerage, Ash Realty (related party), and Ash & Farhoumand (related party) for administrative fees related to the sales of insurance policies. The Company also leases office space on a month-to-month basis from Ash Realty (related party). The rent expense for 2001 amounted to $19,200.

Note 6: Goodwill

Effective October 19, 2001, the Company was acquired by Clarica Life Insurance Company for $4,250,001. The excess of purchase price over the fair market value of assets acquired was $4,200,586. The goodwill is recorded by the Company due to Clarica utilizing the pushdown accounting method. The provisions of FASB Statement No. 142 are required to be applied starting January 1, 2002. Accordingly, goodwill will not be amortized and will be subject to annual impairment testing in accordance with that Statement provisions.

Note 7: Stock Option Plan

As a result of the purchase of AFH Financial Consortium, Inc. by Clarica Life Insurance Company as described in Note 6, a certain member of management has the right to acquire additional shares of stock in AFH and, upon the occurrence of certain events, to put his shares of stock to Clarica, both at prices stipulated in the agreement.

In addition, Clarica, in the event of certain occurrences, has the right to repurchase the above referenced minority interest shares at prices stipulated in the agreement.

Under the Company's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, the Company grants a certain member of management stock option awards which vest and become fully exercisable at the end of five years of continued employment. During 2001, the Company authorized the grant of options for up to 7.5 shares of the Company's common stock. The exercise price of each option which has a five year life was greater than the

market price of the Company's stock on the date of grant, therefore no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income as if the Company had accounted for its employees stock options under that Statement. The fair value of each option grant was estimated to the grant date using a present value calculation with the following assumptions:

	2001
Risk-free interest rates	2.02%
Weighted-average expected life of the options	5 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. Net income recalculated as if SFAS No. 123 had been adopted results in no change to reported net income.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended December 31, 2001.

	2001	
Options	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	0	$ —
Granted	7.5	90,910
Exercised	0	
Forfeited/expired	(0)	
Outstanding, end of year	7.5	
Options exercisable at year end		0
Weighted-average fair value of options granted during the year		0

Note 8: Stock Options in Parent

As the result of the purchase of AFH Financial Consortium, Inc. by Clarica Life Insurance Company, as described in Note 6, a certain member of management may receive options to purchase shares of the outstanding stock of Clarica Canada as described in Clarica Canada's United States Management Stock Incentive Plan. As of December 31, 2001, no options were granted.

Supplementary Information

AFH Financial Consortium, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

	2001
Total Stockholders' Equity Qualified for Net Capital	$ 4,252,255
Deductions	
Nonallowable assets from statement of financial condition	4,268,105
Net Capital	$ (15,850)

AFH Financial Consortium, Inc.

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

	2001
Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable and income taxes payable	$ 12,015
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 801
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ (20,850)
Excess net capital at 1,000%	$ (17,052)
Ratio of aggregate indebtedness to net capital	(.76) to 1

AFH Financial Consortium, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

		2001
Reconciliation with Company's Computation		
(included in Part IIA of Form X-17A-5 as of December 31, 2000)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	(15,850)
Net audit adjustments		—
Net capital per page 8	$	(15,850)

AFH Financial Consortium, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2001

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2001.

To the Stockholders
AFH Financial Consortium, Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of AFH Financial Consortium, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited office staff, complete segregation of duties is not possible. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

BKD, LLP

Fort Wayne, Indiana
January 16, 2002